SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C. 199

06005224

SEC ... ISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 50545

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenwood Partners L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
261 Old York Road Suite 424
(No. and Street)

Jenkintown (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Greenberg 215 886 4646
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street (Address) Suite 815 (City) Philadelphia, PA (State) 19102 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Greg Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwood Partners L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

NOTARIAL SEAL
LAURA MURPHY
Notary Public
JENKINTOWN BOROUGH
MONTGOMERY COUNTY
My Commission Expires Dec 28, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenwood Partners L.P.

Financial Statements

and Additional Information

December 31, 2005

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609)268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215)569-2113
FAX(215)972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215)542-7544

# Independent Auditors' Report

To The Partners'
Greenwood Partners L.P.

We have audited the statement of financial condition of Greenwood Partners L.P. as of December 31, 2005, and the related statements of loss, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Greenwood Partners L.P. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 9-12 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 22, 2006

Greenwood Partners L.P.
Statement of Financial Condition
December 31, 2005

## ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 127,846 |
| Receivables | |
| Clearing Organization | 1,783,408 |
| Loans Receivable | 3,532 |
| Securities with Clearing Organization | 2,288,398 |
| Deposits and Prepaid | 3,376 |
| Furniture, Equipment and Leasehold Improvements, at cost | 210,715 |
| Less: Accumulated Depreciation | (154,299) |
| Total Property, Plant And Equipment | 4,262,976 |
| Other Assets | 5,781 |
| TOTAL ASSETS | $ 4,268,757 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| LIABILITIES | |
| Securities Short | $2,573,237 |
| Accounts Payable | 82,245 |
| Accrued Expenses | 89,834 |
| TOTAL LIABILITIES | 2,745,316 |
| PARTNERS' CAPITAL | |
| Partners' Capital | 1,523,441 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $4,268,757 |



The accompanying notes are an integral part
of these financial statements

Greenwood Partners L.P.
Statement of Loss
Year Ended December 31, 2005

| | Twelve Months |
|---|---|
| **REVENUES** | |
| Loss from Trading | $ (198,807) |
| Interest and Dividend Income | 4,159 |
| Other Income | 543,180 |
| Total Revenues | 348,532 |
| **EXPENSES** | |
| Communications Expense | 63,686 |
| Employee Compensation and benefits | 459,559 |
| Interest Expense | 77,160 |
| Occupancy Rental | 19,717 |
| Other Operating Expense | 447,867 |
| Total Expenses | 1,067,989 |
| Net (Loss) | $ (719,457) |



The accompanying notes are an integral part
of these financial statements

Greenwood Partners L.P.
Statement of Changes in Partners' Capital
December 31, 2005

## Schedule of Partners' Capital

| | |
|---|---|
| Partner's Beginning Capital | $2,418,856 |
| Net Loss - 2005 | (719,457) |
| General Partners Distribution | (55,958) |
| Limited Partners' Distributions | (120,000) |
| Total Partners' Capital | $1,523,441 |


The accompanying notes are an integral part
of these financial statements

Greenwood Partners L.P.
Statement of Cash Flows
Year Ended December 31, 2005

| | |
|---|---|
| Cash flows from operating activities: | |
| Net (Loss) | $(719,457) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Depreciation | 20,843 |
| Change in Investments | 25,000 |
| Change in receivables | (1,767,995) |
| Change in loans receivable | 56,191 |
| Change in securities with Clearing Organization | 1,367,681 |
| Change in deposits | 1,477 |
| Change in accounts payable | 71,218 |
| Change in payroll taxes payable | (316) |
| Change in accrued expenses | (1,891) |
| Change in Clearing Agency Credit | (587,401) |
| Change in Securities Short | 1,395,288 |
| Total adjustments | 580,095 |
| Net cash used by operating activities | (139,362) |
| Cash flows from investing activities: | |
| Purchase of equipment | (11,124) |
| Net cash used by investing activities | (11,124) |
| Cash flows from financing activities: | |
| Partners' Capital Withdrawals | (175,958) |
| Net cash used by financing activities | (175,958) |
| Net change in cash and cash equivalents | (326,444) |
| Cash and cash equivalents at beginning of year | 454,290 |
| Cash and cash equivalents end of year | $ 127,846 |
| Supplemental disclosure | |
| Interest paid | $ 77,160 |



The accompanying notes are an integral part of these financial statements

## NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in August 1997 under the laws of the State of Delaware for the purpose of trading securities and other related financial instruments.

The following comprise the Company's significant accounting policies:

### Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles.

### Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over useful lives of the assets which is three or five years. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

### Recognition of Revenue

Trading securities transactions are recorded on a trade date basis with related income on an unrealized basis.

### Income Taxes

As a limited partnership company, the Company does not pay federal or state taxes on its taxable income. Instead, the partners' are liable for federal and state taxes on the Company's taxable income.

### Cash

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company has entered into a three-year lease for office space dated January 13, 2004, expiring March 31, 2007. The following is a schedule of future minimum payments required under the lease as of December 31, 2005:

| | |
|---|---|
| Period ending December 31, 2006: | 21,516. |
| Period ending March 31, 2007: | 5,379. |
| | $ 26,895. |

The Company has an agreement with a clearing organization which is a registered broker-dealer with the Securities and Exchange Commission, to act as Greenwood Partners L.P.'s agent in providing certain broker services for the Company.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had a net capital of $555,296. which was $455,296. in excess of its required net capital of $100,000. The Company's net capital ratio was 30.9 to 1.

NOTE 4 - RETIREMENT PLANS

The Company has two qualified, noncontributory, defined contribution retirement plans covering substantially all of its employees. All employees are eligible after completing one (1) Year of Service; which is defined as 1000 hours of service, and has attained age 21. The vested portion of any participant's account shall be 100% after completing one Year of Service. The Money Purchase Pension Plan has a mandatory contribution equal to four(4%) percent of each covered employee's salary. For the year ended December 31, 2005, the contribution totaled $4,107. The Profit Sharing Plan has a discretionary contribution rate of 0% to 15%. For the current year there are no contributions. There are no unfunded liabilities from prior years.

NOTE 5 - FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statements of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings.
Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Greenwood Partners L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

NET CAPITAL

| | |
|---|---|
| Total Partnership Capital Qualified for Net Capital | $ 1,523,441 |
| Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | -0- |
| Total capital and allowable subordinated liabilities | $ 1,523,441 |
| Deductions and/or charges | |
| A. Non-allowable Assets | |
| Prepaid expenses, deposits | $ 3,376 |
| Furniture, Equipment and Leasehold Improvements (net of depreciation) | 56,416 |
| Receivables | 3,532 |
| B. Other Deduction-Blockage charge | 434,118 |
| Total Deductions and/or Charges | 497,442 |
| Net Capital before haircuts | $1,025,999 |
| Less: Haircuts | 470,703 |
| Net Capital | $ 555,296 |

Greenwood Partners L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

| | |
|---|---|
| Accounts payable and accrued expenses | $ 172,079 |
| Total aggregate indebtedness | 172,079 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital required | $ 100,000 |
| Excess net capital at 1500% | $ 455,296 |
| Excess net capital at 1000% | $ 538,089 |
| Ratio: Aggregate Indebtedness to Net Capital | 30.9 to 1 |

Greenwood Partners L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2005

| | |
|---|---|
| Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report | $ 555,296 |
| Less: Net Audit Adjustments | 0. |
| Net Capital per above (Note-3) | $ 555,296 |

Greenwood Partners L.P.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2005

Greenwood Partners L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

## UNDER RULE 15c3-3 OF OF THE SECURITIES AND EXGHANGE COMMISSION

As of December 31, 2005

Greenwood Partners L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Partners'
Greenwood Partners L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Greenwood Partners L.P. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 22, 2006